Exhibit p

SUBSCRIPTION AGREEMENT

This Agreement is made as of the 16th day of December, 2009 between Federated Investment Management Company, a Delaware statutory trust, (“FIMC”), and Federated Enhanced Treasury Income Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund wishes to sell to FIMC, and FIMC wishes to purchase from the Fund, $100,000 of common shares of beneficial interest, $.01 par value per share, of the Fund (5,236 common shares at a purchase price of $19.10 per share (collectively, the “Shares”)); and

WHEREAS, the FIMC is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, FIMC is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

2.	FIMC agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.

Executed as of the date first set forth above.

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:	Denis McAuley III
Title:	Assistant Treasurer

FEDERATED ENHANCED TREASURY INCOME FUND

By:	/s/ C.Todd Gibson
Title:	Assistant Secretary